ALTAGAS REPORTS STRONG FIRST QUARTER 2022 RESULTS

Operating Performance Reflects AltaGas' Continued Focus on Optimizing the Platform, Execution of its Strategic Plan and Drive to Deliver Positive Outcomes for all Stakeholders

Calgary, Alberta (April 28, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported first quarter 2022 financial results and provided an update on the Company's operations.

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•The Midstream segment delivered a strong first quarter of 2022, exporting a first quarter record of 87,967 Bbls/d of liquified petroleum gases (LPGs) to Asia.
•The Utilities segment continues to focus on delivering clean and affordable energy for its customers, providing reliable and secure energy.
•The Utilities segment achieved normalized EBITDA growth of approximately 10 percent on a year-over-year basis in the first quarter of 2022, driven by continued investment in the platform. This included Utilities rate base increasing by approximately 10 percent on a year-over-year basis in the first quarter of 2022.
•Normalized EPS1 of $1.02 and GAAP EPS2 of $1.27 in the first quarter of 2022 compared to $1.29 and $1.21 in the first quarter of 2021, respectively. First quarter results were reflective of strong operating results across the platform offset by $114 million of lost normalized EBITDA from the U.S. Transportation and Storage business, which had delivered outsized performance in the first quarter of 2021 and was subsequently sold in April 2021.
•Normalized FFO per share1 of $1.65 and GAAP FFO3 per share of $2.44 in the first quarter of 2022 compared to $2.08 and $2.16 in the first quarter of 2021, respectively. Continued strong cash generation is providing the foundation to fund ongoing operations, organic growth and increase returns of capital to shareholders at a projected five to seven percent compounded annual growth rate through 2026.
•Normalized EBITDA1 of $574 million and income before income taxes of $504 million in the first quarter of 2022 compared to $674 million and $473 million in the first quarter of 2021, respectively. Results reflect strong execution within Midstream and Utilities operations and leaves AltaGas well-positioned to deliver on its 2022 financial guidance.
•The Midstream segment reported normalized EBITDA of $174 million and income before income taxes of $159 million in the first quarter of 2022 compared to $304 million and $237 million in the first quarter of 2021, respectively. Operating performance was in line with AltaGas’ expectations, reflected increasing Global Exports volumes as the quarter progressed, and the $114 million of lost normalized EBITDA contribution from the U.S. Transportation and Storage business that was divested in April 2021.
•The Utilities segment reported normalized EBITDA of $408 million and income before income taxes of $426 million in the first quarter of 2022 compared to $371 million and $308 million in the first quarter of 2021, respectively. Results reflected the positive impact of continued investments across the Utilities networks, strong performance from the Retail business and asset optimization during the quarter.
•Subsequent to quarter-end, Washington Gas filed an application to increase rates in the District of Columbia (D.C.) by US$53 million. The requested rates include a revenue increase of US$5 million for costs currently collected through the PROJECTpipes surcharge and an incremental revenue request of approximately US$48 million driven primarily by infrastructure investments to continue to provide safe, reliable service to our customers.

(1) Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended March 31, 2022, which is available on www.sedar.com. (2) GAAP EPS is equivalent to Net income applicable to common shares divided by shares outstanding. (3) GAAP FFO per share is equivalent to cash from operations divided by shares outstanding.

CEO MESSAGE
"AltaGas delivered solid results and continued to execute on our strategic plan during the first quarter of 2022, which positions the platform well to achieve the Company's 2022 and longer-term growth plans" said Randy Crawford, President and Chief Executive Officer. "Our diversified business model continues to provide the stable and predictable results that we expect while delivering long-term benefits to all of our stakeholders. We also continued to fulfill our mission of improving quality of life by safely and reliably connecting our customers to affordable sources of energy during the quarter; the importance of which is reiterated in the period of energy scarcity that we are currently living in.

“Our regulated Utilities performed well in the quarter, delivering strong customer service throughout the quarter while delivering the stable and predictable financial results that we expect from the platform, including growing normalized Utilities EBITDA by approximately 10 percent on a year-over-year basis. We continued to make ongoing investments into our network during the quarter that are focused on improving safety and reliability, reducing long-term operating costs, and delivering improved environmental outcomes; all of which drive better outcomes for our customers. This investment strategy is working as our incoming leak rates were down more than 25 percent on a year-over-year basis in the first quarter of 2022 and we have achieved annual operating and maintenance costs reductions of approximately $20 million since 2019. Our large storage position also partially sheltered our customers from some of the extreme winter gas pricing seen during the peak demand season as we seamlessly delivered our customers with the energy they needed.

“Our Midstream business continued to deliver reliable energy to end customers during the quarter through our integrated value chain, while providing AltaGas with strong financial results that were in line with our expectations. During the quarter we increased Global Exports volumes to approximately 88,000 Bbls/d of LPGs to Asia, spread across 14 full and one partially loaded Very Large Gas Carriers (VLGCs). Our solid first quarter performance, coupled with the upcoming seasonal availability of direct butane supply from the refineries in Washington State, leave AltaGas well-position to achieve the Company’s 2022 export target of approximately 97,000 Bbls/d.

"We remain focused on our de-leveraging strategy and maintaining our investment-grade credit rating, which was reaffirmed by Fitch at BBB with a Stable Rating Outlook, subsequent to quarter-end. Our 2022 capital plan of approximately $995 million remains intact as we continue to execute on our Utilities growth while advancing various growth initiatives within our Midstream platform. Given the strong first quarter, we are well-positioned to meet our 2022 guidance ranges, including normalized EPS guidance of $1.80 - $1.95 and normalized EBITDA guidance of $1.50 billion - $1.55 billion."

AltaGas Ltd. – Press Release Q1 2022         2

RESULTS BY SEGMENT

Normalized EBITDA (1)	Three Months Ended March 31
($ millions)	2022	2021
Utilities	$408	$371
Midstream	174	304
Corporate /Other	(8)	(1)
Normalized EBITDA[1]	$574	$674

Income (Loss) Before Income Taxes	Three Months Ended March 31
($ millions)	2022	2021
Utilities	$426	$308
Midstream	159	237
Corporate/Other	(81)	(72)
Income Before Income Taxes	$504	$473
(1)Non‑GAAP financial measure; see discussion in the Non‑GAAP Financial Measures advisories of this news release.

BUSINESS PERFORMANCE
Utilities

The Utilities segment reported normalized EBITDA of $408 million in the first quarter of 2022 compared to $371 million in the first quarter of 2021, while income before taxes was $426 million in the first quarter of 2022 compared to $308 million in the first quarter of 2021.

AltaGas continued to upgrade critical infrastructure with the deployment of $128 million of invested capital1 during the first quarter of 2022, including $62 million deployed on the Company’s various Accelerated Replacement Programs (ARPs) with a focus on improving the safety and reliability of the system, which also brings long-term operating costs and environmental benefits. This level of capital deployment was in line with scope and budget for the first quarter of 2022 and leaves AltaGas well-positioned to deliver on planned network upgrades with rate base increasing by approximately 10 percent over the same quarter last year.

On April 4, 2022, Washington Gas filed an application to increase rates in D.C. by US$53 million. The requested rates include a revenue increase of US$5 million for costs currently collected through the PROJECTpipes surcharge and an incremental revenue request of approximately US$48 million driven primarily by infrastructure investments to continue to provide safe, reliable service to our customers. Washington Gas has requested that new rates be implemented by February 2023.

The Retail business generated $21 million of normalized EBITDA in the first quarter of 2022 due to higher gas prices, favourable margins and the timing impact of swap gains between the first and second quarters of 2022. The latter has the effect of pulling profits into the first quarter of 2022 rather than the second quarter of 2022 and, as such, AltaGas expects some of these benefits to be reduced in the coming quarters as the year progresses within the Retail business.

Midstream

The Midstream segment reported normalized EBITDA of $174 million in the first quarter of 2022 compared to $304 million in the first quarter of 2021, while income before taxes was $159 million in the first quarter of 2022 compared to $237 million in the first quarter of 2021. Results were reflective of strong operating performance across the platform offset by the $114 million of lost normalized EBITDA contribution from the U.S. Transportation and Storage business, which had outsized performance in the first quarter of 2021 and was subsequently divested in April 2021.

AltaGas Ltd. – Press Release Q1 2022         3

Global Exports contributed $81 million of normalized EBITDA to the Midstream segment in the first quarter of 2022 compared to $70 million in the first quarter of 2021. AltaGas exported a first quarter record of 87,967 Bbls/d of cleaner burning LPGs to Asia, which was spread across 14 VLGCs in the first quarter of 2022 and included an average of 52,766 Bbls/d of propane being exported at RIPET and an average of 35,201 Bbls/d of combined butane and propane being exported at Ferndale. Global Exports volumes were modestly impacted by the carry over effects associated with the extreme weather and flooding experienced on the west coast during the fourth quarter of 2021 that continued into the early part of the first quarter of 2022 with export volumes rising as the first quarter progressed. Export volumes were a record for the first quarter, despite these logistical challenges.

AltaGas’ realized frac spread averaged $23.92/Bbl, after transportation costs, with most of AltaGas' frac exposed volumes financially hedged during the quarter. AltaGas is well hedged for 2022 with approximately 77 percent of the remaining 2022 expected frac exposed volumes hedged at approximately $34.58/Bbl, prior to transportation costs. In addition, approximately 41 percent of AltaGas’ remaining 2022 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of US$10.10/Bbl for non-tolled propane and butane volumes.

2022 Midstream Hedge Program

	Q2 2022	Q3 2022	Q4 2022	Remainder 2022
Global Exports volume hedged (%) (1)	63	34	22	41
Average propane/butane FEI to North America Average hedge (US$/Bbl) (2)	10.24	10.00	8.93	10.10
Fractionation volume hedged (%) (3)	83	79	70	77
Frac spread hedge rate - (CAD$/Bbl) (3)	35.04	34.28	34.38	34.58
(1) Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 90 MBbls/d.
(2) Approximate average for the period. Does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3) Approximate average for the period.

Corporate/Other

The Corporate/Other segment reported a normalized EBITDA loss of $8 million in the first quarter of 2022 compared to a $1 million loss in the same quarter of 2021 while loss before income taxes was $81 million in the first quarter of 2022 compared to $72 million in the first quarter of 2021. The $7 million year-over-year decrease in normalized EBITDA was driven by the combination of: 1) higher corporate expenses, which were primarily related to employee incentive plans because of AltaGas’ strong corporate performance and rising share price; and 2) costs related to a planned spring outage at the Blythe Energy Center in California during the quarter.

AltaGas Ltd. – Press Release Q1 2022         4

CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended March 31
($ millions)	2022	2021
Normalized EBITDA (1)	$574	$674
Add (deduct):
Depreciation and amortization	(112)	(99)
Interest expense	(71)	(70)
Normalized income tax expense	(76)	(107)
Preferred share dividends	(13)	(13)
Other (3)	(17)	(24)
Normalized net income (1)	$285	$361

Net income applicable to common shares	$357	$337
Normalized funds from operations (1)	$462	$583

($ per share, except shares outstanding)
Shares outstanding - basic (millions)
During the period (2)	280	280
End of period	281	280

Normalized net income - basic (1)	1.02	1.29
Normalized net income - diluted (1)	1.01	1.29

Net income per common share - basic	1.27	1.21
Net income per common share - diluted	1.26	1.20
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release.
(2)Weighted average.
(3)"Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains (losses), and NCI portion of non-GAAP adjustments. The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.

Normalized EBITDA for the first quarter of 2022 was $574 million compared to $674 million for the same quarter in 2021. The largest factors leading to the variance are described in the Business Performance sections above.

Income before income taxes was $504 million for the first quarter of 2022 compared to $473 million for the same quarter in 2021. Net income applicable to common shares was $357 million or $1.27 per share for the first quarter of 2022, compared to $337 million or $1.21 per share for the same quarter in 2021. Please refer to the Three Months Ended Section of the MD&A for further details on the variance in income before income taxes and net income applicable to common shareholders.

Normalized net income was $285 million or $1.02 per share for the first quarter of 2022, compared to normalized net income of $361 million or $1.29 per share reported for the same quarter of 2021. The decrease was mainly due to the same factors impacting normalized EBITDA, including the $114 million of lost normalized EBITDA associated with the larger than expected contribution from the U.S. Transportation and Storage business in the first quarter 2021 that was subsequently sold in April 2021, and higher depreciation and amortization expense, partially offset by lower normalized income tax expense and lower net income applicable to non-controlling interests.

Normalized FFO was $462 million or $1.65 per share for the first quarter of 2022, compared to $583 million or $2.08 per share for the same quarter in 2021. The decrease was mainly due to the same previously referenced factors impacting normalized EBITDA.

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Cash from operations in the first quarter of 2022 was $682 million or $2.44 per share, compared to $605 million or $2.16 per share for the same quarter in 2021. Please refer to the Liquidity Section of the MD&A for further details on the variance in cash used by operations.
Depreciation and amortization expense was $112 million for the first quarter of 2022, compared to $99 million for the same quarter in 2021. The increase was mainly due to the absence of depreciation and amortization adjustments made in the first quarter of 2021 related to the Petrogas purchase price allocation and the U.S. Transportation and Storage business, and the impact of new assets placed in-service.

Interest expense for the first quarter of 2022 was $71 million, compared to $70 million for the same quarter in 2021. The slight increase in interest expense was mainly due to higher average debt balances, partially offset by lower average interest rates.

FORWARD FOCUS, GUIDANCE AND FUNDING
Looking ahead, AltaGas continues to be focused on executing its long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that are positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas expects to achieve guidance ranges that were previously disclosed in December 2021, including:

•2022 Normalized EPS guidance of $1.80 - $1.95, compared to actual normalized EPS of $1.78 and GAAP EPS of $0.82 in 2021.

•2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion, compared to actual normalized EBITDA of $1.49 billion and income before taxes of $446 million in 2021.

AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios within the business over time. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders. AltaGas has announced forward plans to deliver regular, sustainable and annual dividend increases that compound in the years ahead with an anticipated five to seven percent compounded annual growth rate through 2026. Annual dividend increases will be a function of financial performance and determined by the Board on an annual basis.

AltaGas' 2022 invested capital plan is approximately $995 million, excluding asset retirement obligations, compared to $798 million deployed in 2021. The 2022 invested capital plan is heavily weighted towards the Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and positive risk-adjusted returns. The Company is allocating approximately 31 percent of AltaGas’ consolidated 2022 capital to ARPs in its Utilities business, representing approximately 40 percent of the total 2022 Utilities capital program.

AltaGas Ltd. – Press Release Q1 2022         6

QUARTERLY COMMON SHARE DIVIDEND AND PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type[1]	Dividend (per share)	Period	Payment Date	Record
Common Shares	$0.265	n.a.	30-Jun-22	16-Jun-22
Series A Preferred Shares	$0.19125	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
Series B Preferred Shares	$0.19802	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
Series C Preferred Shares	US$0.330625	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
Series E Preferred Shares	$0.337063	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
Series G Preferred Shares	$0.265125	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
Series H Preferred Shares	$0.22295	31-Mar-22 to 29-Jun-22	30-Jun-22	16-Jun-22
(1)Dividends on common shares and preferred shares are eligible dividends for Canadian income tax purposes.

AltaGas Ltd. – Press Release Q1 2022         7

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to U.S. GAAP financial measures are shown below and within AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended March 31, 2022. These non-GAAP measures provide additional information that Management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

Normalized EBITDA

	Three Months Ended March 31
($ millions)	2022	2021
Income before income taxes (GAAP financial measure)	$504	$473
Add:
Depreciation and amortization	112	99
Interest expense	71	70
EBITDA	$687	$642
Add (deduct):
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	1	6
Unrealized gains on risk management contracts (2)	(110)	(55)
Gains on sale of assets (3)	(7)	—
Restructuring costs (4)	—	1
Provisions on assets	—	76
Accretion expenses	2	—
Foreign exchange losses	1	4
Normalized EBITDA	$574	$674
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. These costs are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ risk management activities.
(3)Included in the “other income” line item on the Consolidated Statements of Income. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(4)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

AltaGas Ltd. – Press Release Q1 2022         8

Normalized Net Income

	Three Months Ended March 31
($ millions)	2022	2021
Net income applicable to common shares (GAAP financial measure)	$357	$337
Add (deduct) after-tax:
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	—	4
Unrealized gains on risk management contracts (2)	(81)	(41)
Non-controlling interest portion of non-GAAP adjustments (3)	4	1
Gains on sale of assets (4)	(5)	—
Provisions on assets	—	59
Restructuring costs (5)	—	1
Loss on redemption of preferred shares	10	—
Normalized net income	$285	$361
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs and contingencies are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)The pre-tax amounts are included in the “revenue” and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ risk management activities.
(3)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. The amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.
(4)The pre-tax amounts are included in the “other income” line item on the Consolidated Statements of Income Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(5)Comprised of costs related to a workforce reduction program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

AltaGas Ltd. – Press Release Q1 2022         9

Normalized Funds from Operations

	Three Months Ended March 31
($ millions)	2022	2021
Cash from operations (GAAP financial measure)	$682	$605
Add (deduct):
Net change in operating assets and liabilities	(225)	(30)
Asset retirement obligations settled	2	1
Funds from operations	$459	$576
Add (deduct):
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	1	6
Restructuring costs (2)	—	1
Current tax expense on asset sales (3)	2	—
Normalized funds from operations	$462	$583
(1)Comprised of costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. These costs and contingencies exclude any non-cash amounts and are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas. Please refer to Note 3 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details regarding AltaGas’ disposition of assets in the period.
(2)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income
(3)Included in the "current income tax expense" line item on the Consolidated Statements of Income.

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Invested Capital

	Three Months Ended March 31
($ millions)	2022	2021 (3)
Cash used in investing activities (GAAP financial measure)	$159	$191
Add (deduct):
Net change in non-cash capital expenditures (1)	(37)	(58)
Contributions from non-controlling interests (2)	—	(1)
Asset dispositions	20	—
Invested capital	$142	$132
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 20 of the unaudited condensed interim Consolidated Financial Statements as at and for the three months ended March 31, 2022 for further details.
(2)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in the "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however, as Management views this as part of AltaGas' invested capital, it has been included in the calculation of net invested capital.
(3)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management has adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. As such, prior periods in 2021 have been restated to reflect this change.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Invested capital is used by Management, investors, and analysts to enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

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CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended March 31
($ millions, except effective income tax rates)	2022	2021
Revenue	3,892	3,085
Normalized EBITDA (1)	574	674
Income before income taxes	504	473
Net income applicable to common shares	357	337
Normalized net income (1)	285	361
Total assets	21,766	21,071
Total long-term liabilities	11,386	11,132
Invested capital (1) (2)	142	132
Cash used by investing activities	(159)	(191)
Dividends declared (3)	74	71
Cash from operations	682	605
Normalized funds from operations (1)	462	583
Normalized effective income tax rate (%) (1)	19.6	21.3
Effective income tax rate (%)	21.2	21.5

	Three Months Ended March 31
($ per share, except shares outstanding)	2022	2021
Net income per common share - basic	1.27	1.21
Net income per common share - diluted	1.26	1.20
Normalized net income - basic (1)	1.02	1.29
Normalized net income - diluted (1)	1.01	1.29
Dividends declared (3)	0.27	0.25
Cash from operations	2.44	2.16
Normalized funds from operations (1)	1.65	2.08
Shares outstanding - basic (millions)
During the period (3)	280	280
End of period	281	280
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of the MD&A.
(2)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. Comparative periods have been restated to reflect this change.
(3)Effective March 31, 2022, common share dividends are declared and paid on a quarterly basis. The dividend declared each quarter is $0.265 per share beginning March 2022, which represents a 6 percent increase on an annual basis from the previous monthly dividends declared of $0.0833 per share beginning December 2020.

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CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, April 28, at 9:00 a.m. MT (11:00 a.m. ET and 16:00 BST) to discuss first quarter 2022 results and other corporate developments.
•Date/Time: April 28, 2022, 9:00 a.m. MT (11:00 a.m. ET; 16:00 BST)
•Dial-in: 1-416-764-8659 or toll free at 1-888-664-6392
•Webcast: http://www.altagas.ca/invest/events-and-presentations.

Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET; 18:00 BST) on April 28, 2022 by dialing 1-416-764-8677 or toll free 1-888-390-0541. The passcode is 887961#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 5, 2022.

AltaGas’ Consolidated Financial Statements and accompanying notes for the first quarter ended March 31, 2022, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

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FORWARD-LOOKING INFORMATION
This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: AltaGas’ de-leveraging strategy; maintenance of investment-grade credit rating; Midstream growth initiatives; belief in the role, benefits and reliability of responsibly sourced natural gas; timing impact of swap gains; ARP focus and growth of rate base; impact of Washington Gas’ application to increase rates in D.C.; focus on AltaGas’ long term strategy; expected achievement of export volume targets for 2022; expected cash generation and returns of capital; expected frac exposed volumes and hedging activities; expected 2022 Normalized EPS guidance of $1.80 - $1.95 per share; expected 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion; expectation for ongoing dividend growth; anticipated utilities earnings growth; expected capital expenditure plan of approximately $995 million; planned segment allocation of 2022 capital expenditures; and expected dividend payments and dates of payment.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale and RIPET facilities, assumptions regarding asset sales anticipated to close in 2022, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; volume throughput; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous and treaty rights; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; integration of Petrogas; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; commitments associated with regulatory approvals for the acquisition of WGL; cost of providing retirement plan benefits; failure of service providers; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

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